CONSOLIDATED FINANCIAL STATEMENTS

FISCAL PERIODS ENDED
DECEMBER 31, 2010, 2009 and 2008

(Expressed in thousands of Canadian Dollars)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Taseko Mines Limited

We have audited the accompanying consolidated financial statements of Taseko Mines Limited (the “Company"), which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years ended December 31, 2010 and 2009 and the fifteen-month period ended December 31, 2008, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (
“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Taseko Mines Limited as at December 31, 2010 and 2009, and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2010 and 2009 and the fifteen-month period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

March 16, 2011
Vancouver, Canada

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	December 31	December 31
	2010	2009
ASSETS

Current assets
Cash and equivalents	$211,793	$35,082
Restricted cash (note 13)	–	3,153
Marketable securities and investments (note 7)	18,521	11,856
Accounts receivable	20,154	12,505
Inventory (note 5)	21,286	21,792
Prepaid expenses	534	2,112
Advances for equipment	–	1,119
Advances to Joint Venture (note 4)	1,764	–
Current portion of promissory note (note 16(a))	7,248	4,697
	281,300	92,316

Advances for equipment	1,726	2,122
Reclamation deposits (note 17)	23,266	29,421
Promissory note (note 16(a))	70,559	73,400
Mineral property interests, plant and equipment (note 10)	310,761	337,836
	$687,612	$535,095

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$22,983	$14,821
Amounts due to a related party (note 11)	154	13
Current portion of long-term credit facility (note 14)	–	21,896
Current portion of long-term loan obligations (note 12)	10,315	5,782
Current portion of deferred revenue (note 16)	175	175
Current portion of royalty obligations (note 16)	7,248	11,208
Liability under derivative instruments (note 15)	225	18,935
Income taxes payable	24,528	370
Current portion of future income taxes (note 18)	1,008	1,979
	66,636	75,179

Income taxes (note 18)	2,500	32,299
Royalty obligations (note 16)	51,645	57,621
Deferred revenue (note 16)	481	656
Credit facility (note 14)	–	29,609
Loan obligations (note 12)	28,018	16,916
Site closure and reclamation obligation (note 17)	8,178	9,807
Future income taxes (note 18)	60,203	16,315
	217,661	238,402

Shareholders' equity
Share capital (note 20)	338,911	323,734
Tracking preferred shares (note 8)	26,642	26,642
Contributed surplus	28,128	20,318
Accumulated other comprehensive income	6,249	4,576
Retained earnings (deficit)	70,021	(78,577)
	469,951	296,693
Commitments (note 21)
Subsequent event (notes 8 and 20(b))
	$687,612	$535,095

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Russell E. Hallbauer
Ronald W. Thiessen	Russell E. Hallbauer
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Year Ended	Year Ended	Fifteen Months Ended
	December 31, 2010	December 31, 2009	December 31, 2008
Revenue
Copper	$265,804	$180,115	$209,784
Molybdenum	12,656	8,787	21,894
	278,460	188,902	231,678
Cost of sales	142,674	132,434	196,261
Depletion, depreciation and amortization	10,336	8,150	7,363
Operating profit	125,450	48,318	28,054

Expenses (income)
Accretion of reclamation obligation (note 17)	860	968	1,451
Asset retirement obligation change of estimates (note 17)	–	–	(6,917)
Change in fair value of financial instruments	(319)	–	886
Exploration	10,090	3,407	11,864
Foreign exchange loss (gain)	2,650	(8,800)	4,032
Gain on convertible bond repurchase (note 19)	–	(1,630)	–
General and administration	13,853	8,382	11,896
Interest accretion on convertible debt (note 19)	–	1,260	2,938
Interest and other income	(18,275)	(7,402)	(9,701)
Interest expense	4,542	8,265	8,284
Gain on sale of marketable securities	(4,087)	(188)	(1,034)
Loss on prepayment of credit facility (note 14)	834	–	–
Premium paid on the redemption of royalty obligation (note 16(b))	1,302	–	–
Realized (gain) loss on derivative instruments (note 15)	(3,575)	11,330	–
Stock-based compensation (note 20(c))	10,409	5,696	6,442
	18,284	21,288	30,141

Earnings (loss) before other items	107,166	27,030	(2,087)

Other items
Gain on contribution to the Joint Venture (note 4)	95,114	–	–
Unrealized loss on derivative instruments (note 15)	(6,898)	(15,775)	–
Earnings (loss) before income taxes	195,382	11,255	(2,087)

Current income tax expense (recovery) (note 18)	4,106	669	(2,151)
Future income tax expense (recovery) (note 18)	42,678	25	(3,446)

Net earnings for the year	$148,598	$10,561	$3,510

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale reclamation deposit	(118)	(1,040)	1,859
Unrealized gain (loss) on available-for-sale marketable securities	6,117	14,263	(11,295)
Reclassification of realized gain sale of marketable securities	(4,087)	(188)	(1,152)
Tax effect	(239)	(1,779)	1,570
Other comprehensive income (loss)	$1,673	$11,256	$(9,018)

Total comprehensive income (loss)	$150,271	$21,817	$(5,508)

Earnings per share
Basic	$0.80	$0.06	$0.02
Diluted	$0.73	$0.06	$0.02

Weighted average number of common shares outstanding (expressed in thousands)
Basic	186,103	173,170	142,062
Diluted	203,006	180,835	156,928

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

		Year ended		Year ended		Fifteen Months Ended
	December 31, 2010		December 31, 2009			December 31, 2008

Common shares	Number of shares		Number of shares		Number of shares
Balance at beginning of the year	182,924,664	$323,734	153,187,116	$285,690	130,580,538	$205,040
Share purchase options at $1.00 per share	1,073,500	1,074	893,750	894	–	–
Share purchase options at $1.15 per share	1,286,667	1,480	66,333	76	–	–
Share purchase options at $1.71 per share	100,667	172	33,666	58	–	–
Share purchase options at $1.90 per share	–	–	7,000	13	–	–
Share purchase options at $2.07 per share	20,000	41	50,000	103	30,000	62
Share purchase options at $2.17 per share	31,000	67	–	–	–	–
Share purchase options at $2.18 per share	82,000	179	100,000	218	145,500	317
Share purchase options at $2.68 per share	–	–	–	–	7,500	20
Share purchase options at $3.07 per share	35,000	108	11,000	34	78,500	241
Share purchase options at $4.03 per share	60,000	242	–	–	–	–
Share purchase options at $4.09 per share	–	–	–	–	3,600	15
Share purchase options at $4.50 per share	67,000	302	–	–	5,000	23
Share purchase options at $4.77 per share	36,000	172	–	–	–	–
Fair value of stock options allocated to shares issued on exercise	–	2,599	–	2,108	–	514
Shares issued for the purchase of royalty interest (note 16(b))	1,556,355	7,813	–	–	1,000,000	5,220
Shares issued for donation	225,000	928	–	–	–	–
Shares issued for debt conversion (note 19)	–	–	–	–	2,612,971	21,318
Equity financings at $5.20 per share, net of issue costs (note 20(b))	–	–	–	–	9,637,792	46,945
Equity financings at $0.70 per share, net of issue costst (note 20(b))	–	–	–	–	9,085,715	5,975
Equity financings at $1.45 per share, net of issue costs (note 20(b))	–	–	19,490,084	26,817	–	–
Warrants exercised (note 20(b))	–	–	9,085,715	7,723	–	–
Balance at end of the year	187,497,853	338,911	182,924,664	323,734	153,187,116	285,690

Equity component of convertible debt
Balance at beginning of the year		–		3,832		13,655
Repurchase of convertible bond (note 19)		–		(3,832)		–
Convertible debenture conversion adjustment (note 19)		–		–		(9,823)
Balance at end of the year		–		–		3,832

Tracking preferred shares
Balance at beginning and end of the year		26,642		26,642		26,642

Contributed surplus
Balance at beginning of the year		20,318		14,561		8,633
Stock-based compensation (note 20(c))		10,409		5,696		6,442
Repurchase of convertible bond (note 19)		–		2,169		–
Fair value of stock options allocated to shares issued on exercise		(2,599)		(2,108)		(514)
Balance at end of the year		28,128		20,318		14,561

Accumulated other comprehensive income (loss)
Balance at beginning of the year		4,576		(6,680)		2,338
Unrealized gain (loss) on reclamation deposits		(118)		(1,040)		1,859
Unrealized gain (loss) on available-for-sale marketable securities		6,117		14,263		(11,295)
Reclassification of realized gain on sale of marketable securities		(4,087)		(188)		(1,152)
Tax effect		(239)		(1,779)		1,570
Balance at end of the year		6,249		4,576		(6,680)

Retained earnings (deficit)
Balance at beginning of the year		(78,577)		(89,138)		(92,648)
Net earnings for the year		148,598		10,561		3,510
Balance at end of the year		70,021		(78,577)		(89,138)

TOTAL SHAREHOLDERS' EQUITY		$469,951		$296,693		$234,907

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

	Year Ended	Year Ended	Fifteen Months Ended
	December 31, 2010	December 31, 2009	December 31, 2008
Operating activities
Net earnings for the year	$148,598	$10,561	$3,510
Items not involving cash
Accretion of reclamation obligation	860	968	1,451
Change in fair value of financial instruments	(319)	–	886
Depreciation, depletion and amortization	10,336	8,150	7,363
Unrealized foreign exchange loss (gain)	(1,760)	(8,839)	6,334
Future income taxes	42,678	25	(3,446)
Gain on contribution to the Joint Venture (note 4)	(95,114)	–	–
Gain on convertible debt repurchase (note 19)	–	(1,630)	–
Gain on sale of marketable securities	(4,087)	(188)	(1,034)
Interest accretion on convertible debt	–	1,260	2,938
Interest accretion on long-term credit facility	213	512	–
Loss on prepayment of credit facility (note 14)	834	–	–
Non cash donation expense (note 22)	928	–	–
Premium paid on the redemption of royalty obligation (note 16(b))	1,302	–	–
Reclamation obligation change in estimate	–	–	(6,917)
Site closure and reclamation expenditures (note 17)	(91)	(1,590)	(183)
Stock-based compensation	10,409	5,696	6,442
Realized loss (gain) on derivative instruments (note 15)	(15,775)	–	–
Unrealized loss (gain) on derivative instruments (note 15)	6,898	15,775	–
Changes in non-cash operating working capital
Accounts payable and accrued liabilities	8,162	(38,216)	22,603
Accounts receivable	(7,649)	(7,899)	7,415
Accrued interest expense on royalty obligation	(3,425)	(2,039)	(1,060)
Accrued interest income on promissory note	291	(1,029)	(2,632)
Amounts due to a related party	141	(1,759)	2,579
Deferred revenue	(175)	(175)	(219)
Income taxes payable	(5,641)	(6,261)	2,358
Inventory	(4,730)	(1,452)	(2,282)
Advances to Joint Venture (note 4)	(1,764)	–	–
Asset/liability under derivative instruments (note 15)	(2,502)	3,160	–
Prepaid expenses	1,194	(1,784)	741
Cash provided by (used for) operating activities	89,812	(26,754)	46,847

Investing activities
Accrued interest income on reclamation deposits	(1,293)	(1,919)	(2,032)
Funds released from reclamation deposits	–	3,900	5,000
Funds released from restricted cash	3,153	1,247	–
Advance payments for equipment	–	–	(6,381)
Investment in derivative asset	(7,331)	–	–
Investment in marketable securities	(16,678)	(4,421)	(254)
Proceeds from contribution to the Joint Venture (note 4)	186,811	–	–
Proceeds from sale of marketable securities	16,449	9,966	3,360
Purchase of property, plant and equipment	(55,303)	(17,019)	(134,186)
Reclamation deposits	–	(45)	(109)
Cash provided by (used for) investing activities	125,808	(8,291)	(134,602)

Financing activities
Capital lease payments	(3,320)	(3,199)	(1,061)
Common shares issued for cash, net of issue costs	3,837	35,937	53,599
Principal repayment of loan obligations	(2,712)	(345)	–
Proceeds (repayment) of bank indebtedness	–	(5,737)	5,737
Proceeds from loan obligations (note 12(b))	14,076	9,054	–
Proceeds from royalty obligation (note 16(b))	–	6,511	–
Proceeds (repayment) of long term credit facility (note 14)	(50,790)	56,997	–
Re-purchase of convertible debt (note 19)	–	(33,678)	(3,569)
Cash provided by (used for) financing activities	(38,909)	65,540	54,706

Increase (decrease) in cash and equivalents	176,711	30,495	(33,049)
Cash and equivalents, beginning of year	35,082	4,587	37,636
Cash and equivalents, end of year	$211,793	$35,082	$4,587

Supplemental cashflow information (note 22)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Taseko Mines Limited (the "Company") is engaged in mining and mine development. The Company operates the Gibraltar copper-molybdenum mine and holds the Prosperity gold-copper project, the Harmony gold project and the Aley niobium property.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures are accounted for using the proportionate consolidation method. Under this method, the Company includes in its accounts the Company's proportionate share of assets, liabilities, revenues, and expenses. These consolidated financial statements include the Company's 75% interest in the Gibraltar Joint Venture since its formation on March 31, 2010 (note 4).

All material intercompany accounts and transactions have been eliminated.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash. At December 31, 2010, of the $211,793 cash and equivalents held by the Company, $142,154 (US$142,926) was held in United States dollar denominated cash and equivalents (December 31, 2009 – $30,719 (US$29,228)). Cash and equivalents excludes cash subject to restrictions (note 13).

(b) Revenue recognition

Revenue from the sales of metal in concentrate is recognized when persuasive evidence of a sales agreement exists, the title and risk of ownership is transferred to the customer, collection is reasonably assured, and the price is reasonably determinable. Revenue from the sales of metal may be subject to adjustment upon final settlement of shipment weights, assays and metal prices. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue.

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the average market metal price in that period. Typically, the quotational periods for copper are either one or four months after the date of arrival at the port of discharge, and three months after the month of shipment for molybdenum. Revenues are recorded under these contracts when title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in certain cases, provide for a provisional payment based upon provisional assays and quoted metal prices. The price adjustment features in the Company’s receivables are treated as embedded derivatives for accounting purposes and as such, are marked-to-market through earnings from the date of sale until the date of final pricing.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(c)	Inventory

Production inventory consists of metal in concentrate, copper cathode, ore-in-process and stockpiled ore. Production inventory is valued based on the lower of average production cost and net realizable value. Production costs include the cost of raw materials, stripping costs, direct labour, mine-site overhead expenses and depreciation.

Materials and supplies inventory is valued at the lower of average cost and net realizable value.

Previous write-downs to net realizable value are reversed when there is a subsequent increase in the value of the inventory.

(d)	Financial Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the net earnings (loss) or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

  Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings (loss) or if an impairment is determined to be other than temporary.

  Held-for-trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The Company had classified its financial instruments as follows:

Financial Instrument	Classification	Measurement
Cash and equivalents	Held-for-Trading	Fair Value
Restricted cash	Held-for-Trading	Fair Value
Marketable securities and investments, except for derivative instruments	Available for Sale	Fair Value
Accounts receivable	Loans and Receivables	Amortized cost
Advances to Joint Venture	Loans and Receivables	Amortized cost
Reclamation deposits	Available for Sale	Fair Value
Promissory note	Loans and Receivables	Amortized cost
Accounts payable and accrued liabilities	Other Financial Liability	Amortized cost
Amounts due to a related party	Other Financial Liability	Amortized cost
Loan obligations	Other Financial Liability	Amortized cost
Credit facility	Other Financial Liability	Amortized cost
Royalty obligation	Other Financial Liability	Amortized cost
Derivative instruments	Held-for-Trading	Fair Value

(e)	Plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Mining and milling assets are amortized using the units of production method based on tons mined and milled, respectively. During 2008, the Company extended the life of its Gibraltar mine. Consequently, the useful life over which the Company’s mining and milling assets are depreciated has been extended to reflect their additional use from an extended mine life. Amortization for all other assets is calculated using the declining balance method at rates ranging from 10% to 50% per annum. Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements which extend the useful life of the asset are capitalized as incurred.

The costs of removing overburden material to access mineral reserve deposits, referred to as “stripping costs”, are accounted for as variable production costs to be included in the cost of inventory produced, unless the overburden removal activity can be shown to be a betterment of the mineral property, in which case these costs are capitalized. Betterment occurs when the overburden removal activity provides access to additional sources of mineral deposit reserves that will be produced in future periods which would not have otherwise been accessible in the absence of the pre-stripping activity. These deferred stripping costs are amortized using the units of production basis to cost of sales over the life of the mineral deposit reserves.

(f)	Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Exploration expenditures which increase production or extend the life of operations are capitalized.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The Company capitalizes development expenditures which have (a) a probable future benefit which the Company can obtain, (b) result from a past transaction, and (c) occur on property controlled by the Company on mineralized ore bodies that have, or are determined to have as a result of these costs, economically mineable mineral reserves. Acquisition costs and development expenditures are amortized over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

The amount presented for mineral property interests represents costs incurred to date less write-downs and accumulated amortization, and does not necessarily reflect present or future values.

(g)	Site closure and reclamation costs

The Company recognizes any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related asset retirement cost. In the event the required decrease in the asset retirement cost is in excess of the carrying value, the excess amount is recorded as a change in estimate in the net earnings (loss).

(h)	Impairment of long-lived assets

Long-lived assets, including mineral property interests, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(i)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date of issue.

(j)	Stock-based compensation

The Company has a share option plan which is described in note 20(c). The Company records all stock-based payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(k)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(l)	Functional currency and foreign currency translations

The Company’s functional currency is the Canadian dollar as it is the currency of the primary economic environment in which the Company operates. While the Company receives its metal sales revenues in United States dollars, the majority of the Company’s supplies, labour, and services are denominated in Canadian dollars. All of the business operations of the Company are located in Canada.

Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Foreign exchange gains and losses are included in net earnings (loss).

(m)	Earnings (loss) per common share

Basic earnings (loss) per common share is based on the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury stock method, whereby all “in-the-money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the year. Dilution for convertible bonds and debentures is calculated on an if-converted basis.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(n)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, plant and equipment, reclamation liability, income taxes, valuation allowances for future income tax assets, rates for depletion, depreciation and amortization, assumptions used in computing stock-based compensation, receivables from sales of concentrate and valuation of concentrate inventory, the determination of mineral reserves and mine life and the estimation of the fair value of derivative liabilities. Actual results could differ from these estimates.

(o)	Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	New Accounting Standards Adopted:

As a result of the Company’s joint venture over the Gibraltar mine (note 4) on March 31, 2010, the Company has adopted the following standard on a prospective basis.

CICA 3055 – "Interests in Joint Ventures"

The Company's interests in jointly controlled assets are accounted for using proportionate consolidation. The Company combines its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company's financial statements. The Company recognizes the portion of gains or losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers. The Company does not recognize its share of profits or losses from the joint venture that result from the Company's purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

(b)	New Accounting Standards Not Yet Adopted:

(i) International Financial Reporting Standards ("IFRS")

The Accounting Standards Board ("AcSB") has announced its decision to replace Canadian generally accepted accounting principles ("Canadian GAAP") with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2010. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company has already established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(ii) Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581,

Business Combinations, and 1600, Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently.

The Company did not elect to early adopt this standard and will adopt IFRS 3 Business Combinations in accordance with IFRS effective January 1, 2011.

4.	GIBRALTAR JOINT VENTURE

On March 31, 2010 (the "Effective Date"), the Company entered into a Joint Venture Formation Agreement (the "JVFA") with Cariboo Copper Corp. ("Cariboo") to establish an unincorporated joint venture, the Gibraltar Joint Venture (the "Joint Venture"), over the Gibraltar mine. The Company and Cariboo (the "Venturers") hold a 75% and a 25% beneficial interest in the Joint Venture, respectively.

Under the JVFA, the Company contributed certain assets and liabilities of the Gibraltar mine with a deemed fair value of $747,245 to the Joint Venture on the Effective Date. Cariboo paid the Company $186,811 to acquire a 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar mine under a Joint Venture Operating Agreement.

The assets and liabilities contributed by the Company to the Joint Venture were mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations.

As part of the JVFA, the Company and Cariboo have votes equal to their interest in the Joint Venture. However, certain key strategic, operating, investing and financing policies of the Joint Venture require unanimous approval from the Venturers such that neither of the Venturers is in a position to exercise unilateral control over the Joint Venture.

The total gain on the Company's contribution to the Joint Venture was $389,528, of which $95,114 (net of purchase price allocation adjustments) was recognized based on the 25% investment by Cariboo. The remaining 75% of the gain related to the Company's interest in the Joint Venture has been eliminated upon consolidation.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The Company’s 75% interest in the assets and liabilities of the Joint Venture as at December 31, 2010 are as follows:

December 31, 2010
Assets
Current assets	$97,713
Advances for equipment	1,188
Reclamation deposits	22,977
Mineral property interests, plant and equipment, net	301,219

Liabilities
Current liabilities	$29,538
Long-term liabilities	28,019
Site closure & reclamation obligation	8,178

Included within the Company’s statement of operations and comprehensive income (loss) for the year ended December 31, 2010 is the Company's 75% interest in the operations of the Joint Venture since inception on March 31, 2010. This 75% interest is summarized as follows:

Year ended
December 31, 2010
Revenues	$194,370
Operating expenses	97,461
Depreciation and depletion	7,092
Other expenses	4,867
Other comprehensive loss	39
Total comprehensive income	$84,911

Included within the cash flows of the Company for the year ended December 31, 2010, is the Company's 75% interest in the cash flows of the Joint Venture. This 75% interest is summarized as follows:

Year ended
December 31, 2010
Operating activities	$93,103
Investing activities	(44,496)
Financing activities	8,270

During the period, the Company advanced to the Joint Venture $7,055 to fund operations of the Gibraltar mine. These amounts were not recovered from the Venturers as part of the routine monthly cash calls. The Company is currently reporting a receivable at December 31, 2010, of $1,764 (25%) from the Joint Venture in its consolidated financial results.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

5.	INVENTORY

	December 31	December 31
	2010	2009
Metal in concentrate - copper	$7,515	$5,830
Ore in-process	1,514	1,897
Copper cathode	982	178
Metal in concentrate - molybdenum	53	70
Materials and supplies	11,222	13,817
	$21,286	$21,792

The amount of inventory recognized as an expense for the years ended December 31, 2010 and 2009 is represented by the amount of cost of sales before reversals of inventory write-downs. There have been no write-downs of inventory during the years ended December 31, 2010 and 2009.

6.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

	(a)	Capital Management Objectives

The Company's primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, credit facilities, and long-term loans obligations as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended December 31, 2010.

	(b)	Carrying Amounts and Fair Values of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The fair value of accounts receivable, advances for equipment, advances to Joint Venture, accounts payable and accrued liabilities and income taxes payable approximate carrying values due to the short-term nature of these items.

The fair values of the tracking preferred shares are not readily determinable with sufficient reliability due to the lack of availability of appropriate market information. It is not practicable to determine the fair value of advances from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. The fair value of the promissory note is not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

Aside from the financial instruments mentioned above, the following table illustrates the classification of the Company’s financial instruments recorded at fair value within the fair value hierarchy as at December 31, 2010 and 2009:

	Financial assets at fair value
	Level 1		Level 2		Level 3	December 31, 2010
Cash and equivalents	$211,793	$	:	$	:	$211,793
Restricted cash (note 13)	:		:		:	:
Warrants held in other public company (note 7)	:		599		:	599
Held-for-trading	211,793		599		:	212,392

Marketable securities and investments (note 7)	17,922		:		:	17,922
Reclamation deposits	23,266		:		:	23,266
Available-for-sale financial assets	41,188		:		:	41,188

Total financial assets at fair value	$252,981		$599	$	:	$253,580

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

	Financial liabilities at fair value
	Level 1	Level 2	Level 3	December 31, 2010
Liability under derivative financial instruments (note 15)	$-	$225	$-	$225

	Financial assets at fair value
	Level 1	Level 2	Level 3	December 31, 2009
Cash and equivalents	$35,082	$-	$-	$35,082
Restricted cash (note 13)	3,153	-	-	3,153
Held for trading	38,235	-	-	38,235

Marketable securities and investments (note 7)	11,856	-	-	11,856
Reclamation deposits	29,421	-	-	29,421
Available for sale financial assets	41,277	-	-	41,277

Total financial assets at fair value	$79,512	$-	$-	$79,512

	Financial liabilities at fair value
	Level 1	Level 2	Level 3	December 31, 2009

Liability under derivative financial instruments (note 15)	$-	$18,935	$-	$18,935

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed are provided as follows:

(i)	Credit Risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables and marketable securities and investments. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(ii)	Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they become due. The company manages liquidity risk by holding sufficient cash and cash equivalents and scheduling long-term obligations in the future based on estimated cash inflows.

During the year, the Company entered into long-term equipment loans for $14,076 (note 12(b)). The Company also entered into a $12,923 5-year capital lease agreement for mobile equipment.

The following are the principal contractual maturities of financial liabilities:

	Contractual				Over 3
As at December 31, 2010	Obligations	2011	2012	2013	years
Accounts payable and accrued liabilities	$22,983	$22,983	$–	$–	$–
Amounts due to a related party (note 11)	154	154	–	–	–
Long-term equipment loan (note 12(b))	18,020	4,961	6,828	3,672	2,559
Total liabilities	$41,157	$28,098	$6,828	$3,672	$2,559

	Contractual				Over 3
As at December 31, 2009	Obligations	2010	2011	2012	years
Accounts payable and accrued liabilities	$14,821	$14,821	$–	$–	$–
Amounts due to a related party	13	13	–	–	–
Long-term credit facility (note 14)	52,550	21,896	26,275	4,379	–
Long-term equipment loan (note 12(b))	10,112	2,701	2,701	4,710	–
Total liabilities	$77,496	$39,431	$28,976	$9,089	$–

(iii)	Market Risk

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

(a) Commodity Price Risk

During the year, the Company entered into producer put option contracts with Credit Suisse AG (“Credit Suisse”) and Goldman Sachs (“Goldman”) for a portion of its targeted copper production to June 2011 from its Gibraltar mine (note 15).

A 10% strengthening or weakening of copper and molybdenum prices during the periods ended December 31, 2010, December 31, 2009 and December 31, 2008 would have affected net earnings by the amounts shown below. This analysis assumes that all other variables remain constant.

	December	December	December
	31, 2010	31, 2009	31, 2008
Net Earnings before income taxes	$27,514	$16,180	$23,168

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(b)	Foreign Exchange Risk

The Company had no foreign currency hedges in place during the year.

The Company's financial assets held in US dollars (stated in Canadian dollars) were:

Carrying value	December 31, 2010	December 31, 2009
Cash and equivalents	$142,154	$30,719
Restricted cash	–	3,153
Accounts receivable	16,811	10,802
Total financial assets	$158,965	$44,674

The Company's financial liabilities held in US dollars (stated in Canadian dollars) were:

Carrying value	December 31, 2010	December 31, 2009

Accounts payable and accrued liabilities	$1,200	$705
Derivative liability (note 15 )	225	18,935
Long-term credit facility (note 14)	-	51,505
Total financial liabilities	$1,425	$71,145

The following exchange rates applied during the years ended December 31, 2010 and December 31, 2009:

	Annual Average rate		Year end spot rate
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
CAD vs. USD	1.0301	1.1420	0.9946	1.0510

All of the Company’s revenues are denominated in US dollars. A 10% weakening or strengthening of the Canadian dollar against the US dollar during the periods presented below would have affected net earnings by the amounts shown below. This analysis assumes that all other variables remain constant.

	December	December	December
	31, 2010	31, 2009	31, 2008
Net earnings before income taxes	$29,385	$13,276	$12,613

(c)	Interest Rate Risk

The long-term equipment loans (note 12(b)) carry fixed interest rates ranging between 5.35% and 8.63% per annum and as such are not subject to fluctuations in interest rates.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The exposure of the Company's financial assets to interest rate risk as at December 31, 2010 is as follows:

			Weighted
		Weighted	average period
		average	for which the
		effective interest	interest rate is
	Total	rate (percent)	fixed (years)
Financial assets subject to floating interest rates	$211,793	0.70	N/A
Financial assets subject to fixed interest rates	101,073	5.91	5.85
Equity investments	18,521	N/A	N/A
Accounts receivables	20,154	N/A	N/A
Total financial assets	$351,541

The exposure of the Company's financial assets to interest rate risk as at December 31, 2009 is as follows:

			Weighted
		Weighted	average period
		average effective	for which the
		interest rate	interest rate is
	Total	(percent)	fixed (years)
Financial assets subject to floating interest rates	$35,082	0.32	N/A
Financial assets subject to fixed interest rates	107,518	6.22	6.44
Equity investments	11,856	N/A	N/A
Trade and other receivables	12,505	N/A	N/A
Total financial assets	$166,961

The exposure of the Company's financial liabilities to interest rate risk at December 31, 2010 is as follows:

			Weighted
			average
		Weighted	period for	Weighted
		average	which the	average
		effective	interest rate	period until
		interest rate	is fixed	maturity
	Total	(percent)	(years)	(years)
Financial liabilities subject to floating interest rates	$–	N/A	N/A	N/A
Financial liabilities subject to fixed interest rates	18,020	7.50	2.37	2.37
Derivative liability	225	N/A	N/A	N/A
Other liabilities	23,136	N/A	N/A	N/A
Total financial liabilities	$41,381

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The exposure of the Company's financial liabilities to interest rate risk at December 31, 2009 is as follows:

			Weighted
			average
		Weighted	period for	Weighted
		average	which the	average
		effective	interest rate	period until
		interest rate	is fixed	maturity
	Total	(percent)	(years)	(years)
Financial liabilities subject to floating interest rates	$51,505	6.92	N/A	2.09
Financial liabilities subject to fixed interest rates	15,221	7.49	2.62	2.62
Derivative liability	18,935	N/A	N/A	N/A
Other liabilities	14,834	N/A	N/A	N/A
Total financial liabilities	$100,495

A 10% increase or decrease of the LIBOR rate for the periods ended December 31, 2010, December 31, 2009 and December 31, 2008 would have affected net earnings by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

	December 31,	December 31,	December 31,
	2010	2009	2008
Net earnings before income taxes	$89	$86	$142

7.	MARKETABLE SECURITIES AND INVESTMENTS

	As at December 31, 2010
		Unrealized
Available-for-sale investments	Cost	gain	Fair value
Continental Minerals Corporation – common shares	$5,657	$5,995	$11,652
Investment in other public companies	5,405	865	6,270
	11,062	6,860	17,922
Held for trading investments
Warrants held in other public company	280	319	599
	$11,342	$7,179	$18,521

	As at December 31, 2009
		Unrealized
	Cost	gain	Fair value
Continental Minerals Corporation – common shares	$7,026	$4,830	$11,856

At December 31, 2010, The Company held 4,481,526 (December 31, 2009 – 5,566,126) common shares of Continental Minerals Corporation ("Continental") representing less than 3% of the Continental common shares. During the year, the Company sold 1,084,600 shares of Continental for total proceeds of $2,400 with a net realized capital gain of $1,031.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The Company invests from time-to-time in public companies that may provide long term strategic opportunities. At December 31, 2010, the Company held investments in four public companies with the Company’s ownership all being less than 2.9%.

8.	TRACKING PREFERRED SHARES

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. ("Gibraltar") completed the acquisition of the Harmony Gold Property (“Harmony”) and related assets from Continental, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2,230 cash. The tracking preferred shares were recorded at $26,642, being their then fair value, and are designed to track and capture the value of Harmony and will be redeemed for common shares of the Company upon a realization event, such as a sale of Harmony to a third party or commercial production at Harmony or, at the option of Gibraltar, if a realization event has not occurred by 2011. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet.

The initial paid-up amount for the Gibraltar tracking preferred shares is $62,770, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of Harmony is less than $62,770, or to the extent that the fair market value of Gibraltar's interest in a mine at Harmony is determined to be less than $62,770. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also, in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62,770 nor be less than $20,000. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of Harmony, net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with Harmony, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of Harmony.

On the occurrence of a realization event (as mentioned above), Gibraltar must redeem the Gibraltar tracking preferred shares by distributing that number of the Company’s common shares equal to the paid-up amount (as adjusted) divided by a deemed price per common share, which will vary dependent on the timing of such realization event. The tracking preferred shares are redeemable at specified prices per common share of the Company starting at $3.39 and escalating by $0.25 per year, currently at $5.64 (as of December 31, 2010).

If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for the Company’s common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of the Company and $10.00. The Company’s common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the transaction.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

If the unrelated third party’s acquisition of Continental (the “Acquisition”) announced September 17, 2010 proceeds, it is planned, subject to ongoing negotiations with Continental, that the redemption of the tracking preferred shares for the Company’s common shares be accelerated to occur just before closing of the Acquisition.

On December 20, 2010, Continental announced that it had signed a formal “Arrangement Agreement” to implement the proposed acquisition plan announced in September, through a process which will be subject to the terms and conditions of the Arrangement Agreement. Completion of the Arrangement Agreement is targeted for the end of the first quarter of 2011. The tracking preferred shares will be exchanged for the Company’s common shares on the ratio of 0.5028 per Company’s common share to a Continental preferred share, and the Company’s common shares will not be subject to any hold periods by Continental.

9.	MINERAL PROPERTY INTERESTS

	December 31	December 31
	2010	2009
Gibraltar Copper Mine	$13,752	$16,766
Prosperity Gold-Copper Property	1	1
Harmony Gold Property	1	1
Aley Niobium Property	8,343	8,343
Oakmont Royalty Interest	5,640	7,520
	$27,737	$32,631

(a)	Gibraltar Copper Mine

In July 1999, the Company acquired a 100% interest in the Gibraltar copper mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL") for $3,325. The acquisition of the Gibraltar mine included plant and equipment and supplies inventory of the Gibraltar mine, and $8,000 of funds for future reclamation. The Gibraltar mine final reclamation and closure plan is updated every five years. The most recent reclamation plan and closure report was approved by the British Columbia Ministry of Energy and Mines in 2004.

The Gibraltar mine obtained government permitting and re-started the operation in early October 2004 following several years on care and maintenance as a result of low metal prices. Commercial production started on January 1, 2005 and has continued to the present. Construction of the Phase 1 mill expansion was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tons per day (“tpd”) has been ongoing since the completion of construction. The construction schedule of a Phase 2 expansion program, designed to increase concentrator from 46,000 tpd to 55,000 tpd, was completed in 2010, as well as installation of the in-pit crusher and conveyor.

On March 31, 2010, the Company entered into a Joint Venture agreement with Cariboo Copper Corporation to establish an unincorporated joint venture, under which the Company continues in its capacity as operator of the Gibraltar mine, under the terms of the Joint Venture Operating Agreement (note 4).

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(b)	Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity gold-copper property, consisting of 196 mineral claims covering the mineral rights for approximately 85 square km in the Clinton Mining Division in south central British Columbia, Canada.

Taseko received the environmental assessment certificate from the British Columbia Provincial Ministry of Environment on January 14, 2010. Following hearings from March to May 2010 under the federal process, the Panel submitted their findings and the Federal Minister of Environment announced in November 2010 that the Prosperity mine project, as proposed, could not be granted Federal authorizations to proceed. The Company submitted a revised project description to the Federal Government in February 2011.

(c)	Harmony Gold Property

The Company acquired a 100% interest in the Harmony gold property in fiscal 2002. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project.

(d)	Aley Niobium Property

In June 2007, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company with a project in north-eastern British Columbia, Canada (“the Transaction”), for a total cash consideration to the acquired company’s shareholders of $1,500 as well as a share settlement to the value of $2,970 (consisting of 894,730 common shares).

In the above Transaction, the Company also purchased the residual net smelter royalties (“NSR”) from Teck Cominco Metals Limited (“Teck”) for a total cash consideration to Teck of $300 and the issuance of units with a value of $835 (consisting of 240,000 common shares and 120,000 warrants).

During the year, the Company completed an exploration program which comprised geological mapping and diamond drilling and is continuing to assess the potential development of the project.

(e)	Purchase of Oakmont Ventures Ltd.

On May 2, 2008, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company, Oakmont Ventures Ltd. (“Oakmont”), whose sole asset is the 30% net profits interest in certain claims that are part of the Gibraltar mine property located adjacent to the Gibraltar east pit. The acquisition was completed through the issuance of 1,000,000 common shares of the Company at the value of $5,220. The acquisition was accounted for under the purchase method.

The Oakmont mineral property interests now form part of the Joint Venture (note 4).

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

10.	MINERAL PROPERTY INTERESTS, PLANT AND EQUIPMENT

	December 31, 2010
	Cost	Accumulated	Net book value
		amortization
Buildings and equipment	$2,872	$1,695	$1,177
Mine equipment	127,056	12,421	114,635
Plant and equipment	97,776	7,649	90,127
Vehicles	3,079	1,640	1,439
Computer equipment	2,543	2,445	98
Social assets	301	–	301
Deferred pre-stripping costs	39,401	6,650	32,751
Construction in progress	15,254	–	15,254
Assets under capital lease	26,589	706	25,883
Asset retirement costs	163	–	163
	$315,034	$33,206	$281,828

Other equipment and leasehold improvements	1,720	524	1,196
Total mineral property interests (note 9)			27,737
Mineral property interest, plant and equipment			$310,761

	December 31, 2009
		Accumulated
	Cost	amortization	Net book value
Buildings and equipment	$3,646	$2,807	$839
Mine equipment	90,632	11,265	79,367
Plant and equipment	104,000	6,824	97,176
Vehicles	2,744	1,593	1,151
Computer equipment	3,390	3,130	260
Social assets	402	–	402
Deferred pre-stripping costs	52,535	5,307	47,228
Construction in progress	60,616	–	60,616
Assets under capital lease	18,222	333	17,889
Asset retirement costs	62	–	62
	$336,248	$31,259	$304,989

Other equipment and leasehold improvements	423	207	216
Total mineral property interests (note 9)			32,631
Mineral property interest, plant and equipment			$337,836

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

11.	RELATED PARTY TRANSACTIONS AND BALANCES

Transactions	Twelve months ended December 31
	2010	2009	2008
Joint Venture – Management fee income (note 11(b))	$648	$-	$-
Hunter Dickinson Services Inc. (note 11(a)) – Services rendered to the Company and reimbursement of third party expenses	$2,958	$2,709	$8,934

Due to (from) related parties:	December 31, 2010	December 31, 2009
Joint Venture (Note 4)	$(1,764)		-
Hunter Dickinson Services Inc	$154		$13

(a)	Hunter Dickinson Services Inc. ("HDSI")

HDSI is a private company which until recently was owned equally by eight public companies, one of which was Taseko. During the first quarter, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries. On July 2, 2010, the HDSI services agreement was modified and services are now provided based on annually set hourly rates. Transactions with HDSI are reflected in the Company's statement of operations and comprehensive income (loss) and are measured at the exchange amount based on the agreement.

(b)	Management Fee

Under the terms of the Joint Venture Operating Agreement, the Joint Venture pays a management fee to the Company for services rendered by the Company to the Joint Venture as operator of the Gibraltar mine. During the year ended December 31, 2010, the Company earned management fees of $648 net in relation to the Joint Venture.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

12.	LOAN OBLIGATIONS

Future obligations under capital leases and equipment loans are as follows:

As at December 31, 2010	Capital Lease	Equipment	Total Loan
	Obligations (a)	Loans (b)	Obligations
2011	$6,452	$5,942	$12,394
2012	6,144	7,449	13,593
2013	4,941	3,916	8,857
2014	2,983	2,611	5,594
2015	2,361	–	2,361
Total payments	22,881	19,918	42,799
Less: interest portion	(2,568)	(1,898)	(4,466)
Present value of obligations	20,313	18,020	38,333
Current portion	(5,354)	(4,961)	(10,315)
Non-current portion	$14,959	$13,059	$28,018

As at December 31, 2009	Capital Lease	Equipments	Total Loan
	Obligations (a)	Loans (b)	Obligations
2010	$4,543	$2,701	$7,244
2011	4,266	2,701	6,967
2012	4,215	4,710	8,925
Thereafter until 2013	2,612	–	2,612
Total payments	15,636	10,112	25,748
Less: interest portion	(1,648)	(1,402)	(3,050)
Present value of obligations	13,988	8,710	22,698
Current portion	(3,750)	(2,032)	(5,782)
Non-current portion	$10,238	$6,678	$16,916

(a)	Capital Lease Obligations

Included in mineral property interests, plant and equipment are mining equipment that the Company acquired pursuant to capital lease agreements.

Capital lease obligations as detailed above are secured by plant and equipment and are repayable in monthly installments with fixed interest rates. The capital lease obligations bear fixed interest rates ranging from 5.93% to 8.80% per annum.

(b)	Equipment Loans

The Company has entered into various equipment loan agreements ranging from three to five years. These loans are secured by the underlying equipment at the Gibraltar mine. The loans are repayable in monthly installments and bear fixed interest rates ranging from 5.349% to 8.63%.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

13.	RESTRICTED CASH

During 2009, the Company had pledged $3,153 (US$3,000) as cash collateral in favour of Credit Suisse to obtain a waiver on a certain clause in the term facility agreement with Credit Suisse. During the first quarter of 2010, these funds were released from restriction due to the prepayment of the term facility (note 14).

14.	CREDIT FACILITY

In February 2009, the Company entered into and drew upon a US$30,000 36-month term facility agreement (the "Facility") with Credit Suisse. In September 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc ("Investec") amended the Facility to increase the existing Facility by an additional US$20,000 and the Company drew an additional US$20,000. Under the amended facility agreement, the US$50,000 Facility was repayable commencing April 2010 and every second month thereafter in equal installments until February 2012. The Facility bore interest at LIBOR plus 5 percent.

During the year, the Company repaid the Facility. A loss of $834 was recorded in the Company's net earnings (loss) as a result of the early pre-payment of the Facility.

15.	DERIVATIVE FINANCIAL INSTRUMENTS

Consistent with the Company's strategy to manage its operating margins effectively in volatile copper markets, the Company entered into the following producer put option contracts.

The Company purchased a series of put options for 15,600 metric tonnes of copper for the period January to June, 2011 at a strike price of US $3.00 per pound, with a premium per option ranging between $0.1994 and $0.2114.

	Strike Price	Premium per	Purchased metric
Contract Period	US$/lb	Contract US$	tonnes (mt) of copper
January to June 2011	$3.00	$5,275	12,000
January to June 2011	$3.00	$1,678	3,600

The strike price sets the gross minimum price that the Company seeks to realise for its copper production. These put options are only exercised if the spot price declines below the set put strike price. The Company participates in the full upside price increases and is protected from price decreases.

For accounting purposes, the Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting date with all changes in fair value included in the net earnings (loss) in the period in which they arise. During the year ended December 31, 2010, the Company recorded a mark-to-market net gain of $3,575 (2009 - $11,330 loss) on contracts that settled during the year. The Company recorded an unrealized loss of $6,898 (2009 - $15,775) on the mark-to-market of outstanding contracts at fiscal year-end.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The fair value of contracts and amount payable to settle the derivative liability at December 31, 2010 is as follows:

	Strike Price	Notional Quantity		Fair Value
Option	US$/lb	mt of copper	Due Date	(Liability)/Asset US$
Call option [1]	$3.95	2,250	Dec 31, 2010	$(662)

Put option	$3.00	15,600	Jun 30, 2011	$436

	Total Fair Value of Contracts (in US)			$(226)
	Total Fair Value of Contracts (in CAD)			$(225)

(1) Amount payable for December 2010 settlement of call option, which settled in January, 2011.

16.	ROYALTY OBLIGATIONS

	December 31, 2010	December 31, 2009
Royalty Agreement – Red Mile No. 2 LP	$58,893	$62,318
Gibraltar Royalty LP	–	6,511
Total royalty obligations	$58,893	$68,829

(a)	Royalty Agreement – Red Mile No. 2 LP (promissory note and royalty obligation)

In September 2004, the Company entered into agreements with an unrelated investment partnership, Red Mile Resources No. 2 Limited Partnership ("Red Mile"). Gibraltar sold to Red Mile a royalty for $67,357 cash. These funds were invested in a promissory note with a trust company and the Company pledged the promissory note along with interest earned and to be earned thereon for a total of $70,200 to secure its royalty obligations under the agreements.

At December 31, 2010, the promissory note amounted to $77,807 (2009 – $78,097).

Pursuant to the agreements, the Company received an aggregate of $10,500 in fees and interest for services performed in relation to the Red Mile transaction, of which $5,250 was received in each of September and December of 2004, and included in interest and other income. The amount of $5,250 received in September 2004 included $1,750 for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue, and are recognized over the expected remaining life of the royalty agreement, with $656 (2009 – $831) remaining as deferred as at December 31, 2010, of which $175 (2009 – $175) is classified as current.

Annual royalties are payable by Gibraltar to Red Mile at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to the latter of (i) December 2014 and (ii) five years after the end of commercial production from the mine. For the year ended December 31, 2010, Gibraltar owes a royalty to Red Mile in the amount of $7,248 (2009 – $4,697) at an average rate of $0.08007 (2009 – $0.0686) per pound of copper produced. Gibraltar is entitled to have released to it funds held under the promissory note and interest thereon to fund its royalty obligations to the extent of its royalty payment obligations.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The Company has a pre-emptive option to effectively purchase ("call") the royalty interest by acquiring the Red Mile partnership units in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell ("put") their Red Mile partnership units to the Company at fair value; however, such right is subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

The Company has granted to Red Mile a net profits interest ("NPI"), which survives any "put" or "call" of the Red Mile units. The NPI is applicable for the years 2011 to 2014 and is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for Cdn$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures. No NPI was payable at December 31, 2010 and 2009.

In accordance with AcG15, the Company has determined that the royalty agreement created certain variable interest entities for which the Company holds a variable interest. However, as the Company is not the primary beneficiary under the agreement, it is not required to consolidate any of such entities.

(b)	Gibraltar Royalty LP

During 2009, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP") whereby Gibraltar sold to GRLP a production royalty for $6,511 cash.

Annual royalties were payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2030 (the "Royalty Period"). For the twelve months ended December 31, 2010, Gibraltar paid $65 to GRLP. The royalty payments were recognized as an expense during the period.

The Company classified the principal balance of royalty obligation as a current financial liability to be settled in a future period. The Company had a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units during the period from March 1, 2010 to December 31, 2012 in consideration of a payment equal to the funds received by the Company plus a 20% premium payable in the Company's shares or cash. GRLP also had a right to sell ("put") its GRLP partnership units to the Company at fair value during the period from April 1, 2012 to December 31, 2012. However, this "put" right was subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

On March 24, 2010, the Company exercised its "call" option through the issuance of 1,556,355 shares of the Company. The 1,556,355 shares were recorded at $7,813 in the Company's accounts to settle the carrying value of royalty obligation in the amount of $6,511. A premium of $1,302 was recorded in the Company's statement of operations as a result of the exercise of the call option. Consequently, at December 31, 2010, no amounts were owed to GRLP (December 31, 2009 – $6,511).

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

17.	RECLAMATION OBLIGATION AND RECLAMATION DEPOSITS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

Balance, September 30, 2007	$17,441
Changes during fiscal, 2008:
Reclamation incurred	(183)
Accretion expense	1,451
Additional site closure and reclamation obligation recognized	366
Reduction in the present value of reclamation obligation due to a revision in mine life	(8,709)
Balance, December 31, 2008	$10,366
Changes during fiscal 2009:
Reclamation incurred	(1,590)
Accretion expense	968
Additional site closure and reclamation obligation recognized	63
Balance, December 31, 2009	$9,807
Changes during fiscal 2010:
Reclamation incurred	(91)
Accretion expense	860
Additional site closure and reclamation obligation recognized	195
Less: JV 25% portion of the March 31/10 total reclamation obligation	(2,593)
Balance, December 31, 2010	$8,178

During the 15 months ended December 31, 2008, the value of the underlying site closure and reclamation obligation was revised to reflect an increase in the life of the Gibraltar mine. This change resulted in a revision to the timing of undiscounted cash flows associated with the carrying amount of the liability and a reduction in the present value of the site closure and reclamation obligation.

The impact of these changes in estimates were:

  an increase to asset retirement costs included in mineral property interests, plant and equipment and corresponding increase to reclamation obligation as at December 31, 2008 of $366 a decrease as at December 31, 2008 of $1,426 in asset retirement costs included in mineral property interests, plant and equipment a decrease as at December 31, 2008 of $8,709 in the present value of the reclamation obligation due to an extension in the mine life a gain for the 15 months ended December 31, 2008 of $6,917

The new estimated total amount of the reclamation costs, adjusted for estimated inflation at 2.5% per year, in 2032 dollars, as at December 31, 2010 was $91,000 (2009 – $90,300) and is expected to be spent over a period of approximately three years beginning in 2032. The credit-adjusted risk free rates at which the estimated future cash flows have been discounted are 7.1% to 10%, which results in the net present value of the obligation for the Company as at December 31, 2010 of $8,178 (2009 – $9,807). The accretion for the year ended December 31, 2010 of $860 (2009 –$968) is charged to the statement of operations.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

As required by regulatory authorities, at December 31, 2010, the Company had reclamation deposits totaling $23,266 (2009 – $29,421) comprised of $22,977 (2009 – $29,132) for the Gibraltar mine, $75 (2009 – $75) for the Prosperity project, $175 (2009 – $175) for the Harmony project and $39 (2009 – $39) for the Aley project. These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 1.5% to 4.7% per annum. In addition, the Company has issued an irrevocable standby letter of credit for $10,000 in favour of the Province of British Columbia for the Gibraltar mine.

18.	TAX AND INTEREST RECOVERIES

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates (2010 – 28.5%, 2009 – 30.0%, 2008 – 31.4%) for the following reasons:

	2010	2009	2008

Earnings (loss) before income taxes	$195,382	$11,255	$(2,087)

Expected tax expense based on statutory rates	55,684	3,376	(657)
Permanent differences	(20,387)	1,141	6,790
Mineral tax	14,293	981	606
Future tax rate differences	(3,637)	(3,674)	1,215
Recognition of previously unrecognized tax assets	–	–	(13,613)
Other	831	(1,130)	62
Tax expense (recovery) for the year	$46,784	$694	$(5,597)

Presented as:
Current income tax expense (recovery)	$4,106	$669	$(2,151)
Future income tax expense (recovery)	42,678	25	(3,446)
	$46,784	$694	$(5,597)

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

As at December 31, 2010 and December 31, 2009, the estimated tax effect of the significant components within the Company’s future tax assets were as follows:

	2010	2009
Loss carry forwards	$89	$8,985
Royalty obligation	12,911	16,343
BC mining taxes	–	1,952
Copper hedge and other tax pools	651	6,210
Future income tax assets	13,651	33,490

Partnership deferral	–	(5,820)
Reclamation obligation	(3,760)	(4,800)
Plant and equipment	(46,662)	(20,323)
BC Mining taxes	(9,531)	–
Mineral properties and deferred stripping	(13,973)	(19,436)
Unrealized foreign exchange gain	(43)	(751)
Unrealized gain recorded in comprehensive income	(893)	(654)
Net future income tax liability	$(61,211)	$(18,294)

Current portion – future income tax liability	$(1,008)	$(1,979)
Long term future income tax liability	(60,203)	(16,315)
Net future income tax liability	$(61,211)	$(18,294)

At December 31, 2010 the Company’s tax attributes included capital losses totaling $Nil (2009 –$3,525) which are available indefinitely to offset future taxable capital gains, and resource tax pools totaling approximately $2,910 (2009 – $2,022) which are available indefinitely to offset future taxable income. The Company also has non-capital losses of $319 (2009 – $40,981) to offset future taxable income which expire in 2028 and 2029 respectively.

The Company has accrued a long-term tax provision of $2,500 (2009 – $32,299) related to various tax pools.

During the year ended December 31, 2010, provisions for certain long term income tax liabilities and associated interest relating to historical tax estimates for the 2004 fiscal year for one of the Company’s subsidiaries were reversed. Management believes the probability of these provisions being paid would be unlikely. Consequently, the Company recognized a reversal of income tax in the amount of $22,523 (2009 – $nil) and interest in the amount of $8,098 (2009 – $nil).

19.	CONVERTIBLE DEBT

	(a)	Convertible Bonds

On August 29, 2006 the Company issued US$30,000 of five-year convertible bonds due in 2011 (the "Bonds") to qualified institutional buyers (the “Bondholders”). The Bonds were convertible into the Company’s common shares. The Bonds constituted direct, unsubordinated, unsecured, general and unconditional obligations of the Company. The Bonds were issued at 100% and, if not converted, could be redeemed at maturity at 101%. The Bonds carried coupon interest rates of 7.125% per annum. The Bonds also had a “put” right in August 2009 to be redeemed at 100.6%.

During 2009, the Company repurchased US$20,000 of the Bonds from its Bondholders for the purpose of cancellation. The remaining Bondholders exercised the “put” right on the remaining US$10,000 in August 2009. The Company allocated the consideration paid on the extinguishment of the bonds to the liability and equity elements of the security based on their relative fair values at the date of the transaction. A gain of $1,630 which was attributed to the liability portion was recorded in the Company’s statement of operations as a result of the convertible bond redemptions. A gain of $2,169 which was attributed to the equity portion was recorded in contributed surplus as a result of the convertible bond redemptions.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(b)	Convertible Debenture

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17,000 interest-free debenture (the “Debenture”) to NVI Mining Ltd. (“NVI”), formerly Boliden Westmin (Canada) Limited. The Debenture was due on July 21, 2009 and was convertible into common shares of the Company over a 10-year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter. NVI had the right to convert, in part or in whole from time to time, the Debenture into fully paid common shares of the Company from year one to year ten.

On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the Debenture of $17,000 at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. The Company issued 2,612,971 common shares to NVI and a cash payment of $3,569 in lieu of issuing the remaining 694,422 common shares as full and final settlement to NVI. The 2,612,971 shares were recorded at $21,318 in the Company’s accounts to settle the carrying value of the liability and equity portion of the Debenture as at April 2, 2008.

20.	SHARE CAPITAL

	(a)	Authorized

Authorized share capital of the Company consists of an unlimited number of common shares without par value.

(b)	Equity Issued

Fiscal year ending December 31, 2010

During the year, the Company obtained a receipt in respect of the final short-form base shelf prospectus from regulatory authorities. The shelf registration will, subject to securities regulatory requirements, allow the Company to make offerings of common shares, warrants, subscription receipts, debt securities, or any combination of such securities up to an aggregate offering price of $300,000 during the 25-month period that the final short-form base shelf prospectus, including any amendments thereto, remains effective.

The Company also entered into an At the Market Issuance Agreement, with a third party, under which the Company may, at its discretion, from time to time sell up to a maximum of 18.6 million of its common shares through "at-the-market" ("ATM") issuance. The third party will act as sales agent for any sales made under the ATM. The common shares will be sold at market prices prevailing at the time of a sale. The Company is not required to sell any of the reserved shares at any time during the term of the ATM, which extends until November 1, 2012, and there are no fees for having established the arrangement. The ATM Issuance Agreement does not prohibit the Company from conducting other financings.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

Subsequent to year-end the Company issued 1 million common shares under the ATM agreement for gross proceeds of approximately $6,104.

Fiscal year ending December 31, 2009

In 2009, the Company completed a “bought deal” for 15,862,069 common shares at a price of $1.45 per common share, resulting in aggregate gross proceeds to the Company of $23,000.

The Company also completed a private placement financing of 3,628,015 shares at $1.45 per common share for gross proceeds of $5,261.

The Company incurred $1,444 in financing fees related to the issuance, for net proceeds of $26,817.

During 2009, 9,085,715 warrants issued in December 2008 were exercised for total proceeds of $7,723.

Fiscal period ending December 31, 2008

In December 2008, the Company completed a private placement financing of 8,571,429 units with each unit consisting of one common share and one warrant, at the issue price of $0.70 per unit for gross proceeds of $6,000. Each warrant entitled the holder to purchase one common share of the Company (a "Warrant Share") for a period of 24 months at the exercise price of $0.85 per Warrant Share in the first 12 months and $0.95 per Warrant Share in the second 12 months, subject to an acceleration of the expiry date to 30 days in the event the Company's common shares trade at a price of $1.50 or higher for a period of 10 trading days.

(c)	Share purchase option plan

The Company has a share purchase option compensation plan (the “Plan”) approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers and consultants. The Plan is based on a maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the Plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. Vesting of options is at the discretion of the Board at the time the options are granted. The continuity of share purchase options is as follows:

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The following table summarizes information about share purchase options outstanding at December 31, 2010:

	2010		2009		2008
	Number	Average	Number	Average	Number	Average
	of shares	Price	of shares	Price	of shares	Price
Opening balance	10,384,635	1.40	7,817,718	1.33	5,707,334	$2.60
Granted during the year	3,708,500	4.63	3,983,500	1.50	8,472,050	2.19
Exercised during the year	(2,791,834)	1.37	(1,161,749)	1.20	(270,100)	2.48
Expired/cancelled during year	(187,500)	1.62	(254,834)	2.14	(6,091,566)	3.67
Closing balance	11,113,801	$2.47	10,384,635	$1.40	7,817,718	$1.33
Average contractual remaining life (years)		2.68		3.17		3.47
Range of exercise prices	$ 1.00 – $5.39		$ 1.00 - $4.50		$ 1.00 - $5.45

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	December 31	remaining	exercise	December 31	exercise
prices	2010	contractual life	price	2010	price
$1.00 to $1.15	5,205,634	2.61 years	$1.06	4,480,636	$1.04
$1.71 to $2.18	1,732,167	2.82 years	$1.79	1,186,333	$1.82
$2.63 to $3.07	205,000	0.97 years	$2.98	205,000	$2.98
$4.03 to $4.49	2,090,000	3.98 years	$4.34	756,665	$4.41
$4.50 to $5.39	1,881,000	2.82 years	$4.78	832,999	$4.74
	11,113,801	2.90 years	$2.47	7,461,633	$1.97

The following table summarizes information about share purchase options outstanding at December 31, 2009:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	December 31	remaining	exercise	December 31	exercise
prices	2009	contractual life	price	2009	price
$1.00 to $1.15	7,711,801	3.11 years	$1.06	5,937,535	$1.08
$1.71 to $2.18	1,979,834	3.68 years	$2.17	874,169	$1.91
$2.63 to $3.07	240,000	1.71 years	$3.00	240,000	$3.00
$4.03 to $4.09	225,000	3.53 years	$4.11	125,000	$4.08
$4.50	228,000	1.74 years	$4.50	228,000	$4.50
	10,384,635	3.17 years	$1.39	7,404,704	$1.40

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The fair value of the options that vested during the year is $10,409. The following are the weighted average assumptions used to estimate the fair value of options during the periods ended:

	2010	2009	2008
Risk-free interest rate	2.37%	1.9%	2.4%
Expected life	4.37 years	3.17 years	3.52 years
Volatility	78%	74%	65%
Expected dividends	nil	nil	nil

d)	Share purchase warrants

The continuity of share purchase warrants during the year ended December 31, 2009 is as follows:

		Outstanding				Outstanding
	Exercise	December 31,				December 31
Expiry dates	price	2008	Issued	Exercised	Expired	2009
December 17, 2010	$0.85	9,085,715	–	9,085,715	–	–

The continuity of share purchase warrants during the period ended December 31, 2008 is as follows:

		Outstanding				Outstanding
	Exercise	September 30				December 31
Expiry dates	price	2007	Issued	Exercised	Expired	2008
December 17, 2010	$0.85	–	9,085,715	–	–	9,085,715

February 22, 2008	$3.48	120,000	–	–	120,000	–

e)	Earnings per share

The following table sets forth the computation of diluted earnings per share:

	2010	2009	2008
Earnings available to common shareholders	$148,598	$10,561	$3,510
Effect of assumed conversions:
Royalty payments to GRLP (note 16(b))	65	130	–
Tax effect on interest on convertible bonds	–	(45)	–
Earnings available to common shareholders including assumed conversions:	148,663	10,646	3,510

Basic weighted-average number of shares outstanding (in 000’s)	186,103	173,170	142,062
Effect of dilutive securities (in 000’s):
Stock options	10,626	3,244	5,142
Warrants	–	–	7,060
Potential shares issued in settlement of GRLP Royalty	–	1,757	–
Tracking preferred shares	6,277	2,664	2,664
Diluted weighted-average number of shares outstanding (in 000’s)	203,006	180,835	156,928
Earnings per share
Basic	$0.80	$0.06	$0.02
Diluted	$0.73	$0.06	$0.02

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The following table lists the stock options and shares issuable under convertible debentures excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive for the periods presented (in thousands):

	2010	2009	2008
Stock options	488	7,141	2,626
Shares issuable under convertible bonds	–	–	8,956

21.	COMMITMENTS

(a)	Treatment and refining agreement

The Company has an agreement with MRI Trading AG, a Swiss-based metal trading company, for the treatment and refining of certain copper concentrate from the Gibraltar mine. Under the terms of the agreement, the Company has secured long-term and fixed rates for processing copper concentrate until December 31, 2014. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

(b)	Off-Take Agreement

As part of the JVFA, the Company entered into an off-take agreement with Cariboo for the treatment and refining of certain of copper concentrate from the Gibraltar mine. Under the terms of the off-take agreement, the Company has secured long-term and fixed rates for processing copper concentrate. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year

(c)	Franco-Nevada Gold Stream Transaction

In May 2010, the Company entered into a gold production stream transaction with Franco- Nevada Corporation ("Franco-Nevada") under which Franco-Nevada purchased a gold stream covering 22% of the life-of-mine gold to be produced by the Company from its proposed Prosperity gold and copper mine. Commencing with the construction of the Prosperity mine, the Company is to receive from Franco-Nevada funding in staged deposits totaling US$350,000 (the "Deposit"). Upon delivery of gold to Franco-Nevada once the Prosperity mine is in production, fixed price payments are to be made to the Company equal to the lesser of US$400 per ounce and the spot price at the time of sale (subject to certain adjustments).

Under the terms of the agreements with Franco-Nevada, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of gold and the US$400 per ounce fixed price, multiplied by the total ounces of gold delivered to Franco-Nevada. If, at the end of the initial 40–year term of the arrangement, the Deposit has not been reduced to nil, the Company is to refund the outstanding portion of the Deposit to Franco-Nevada.

TASEKO MINES LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

22.	SUPPLEMENTARY CASH FLOW DISCLOSURES

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company's non-cash operating, financing and investing activities were as follows:

	December 31	December 31	December 31
	2010	2009	2008
Acquisition of assets under capital lease	$12,923	$765	$17,484
Conversion of convertible debenture (note 14(b))	–	–	21,318
Decrease in asset retirement costs included in mineral properties, plant and equipment (note 15)	–	–	1,426
Shares and units issued for the purchase of mineral property interests (note 9 (e) & (f))	–	–	5,220
Shares issued for finders fee	–	–	360
Shares issued for the purchase of royalty interest (note 16(b))	7,813	–	–
Shares issued for donation	928	–	–
Fair value of stock options transferred to share capital from contributed surplus on exercise of options	2,599	2,108	514

Supplemental cash flow information
Cash paid during the year for
Interest	$2,696	$4,461	$2,844
Taxes	$1,911	$98	$315